Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SMITH MICRO SOFTWARE, INC.

Smith Micro Software, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL “), does hereby certify that:

FIRST: This Certificate of Amendment amends the provisions of the Company’s Amended and Restated Certificate of Incorporation.

SECOND: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the DGCL.

THIRD: Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended by adding the following paragraph immediately following “Section A” of such Article:

“Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, each four (4) shares of the corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, subject to the treatment of fractional share interests described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment (without interest) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the closing price per share of the Common Stock on the NASDAQ Capital Market on the first trading day that commences after the Reverse Stock Split is effective on the NASDAQ Capital Market. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed on this 15th day of August, 2016.

SMITH MICRO SOFTWARE, INC.

By:	/s/ Steven M. Yasbek
Name:	Steven M. Yasbek
Title:	Chief Financial Officer